

SEC Mail Processing Section
DEC 06 2012
Washington DC
401

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-0052280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MAIN STREET
(No. and Street)

ARKADELPHIA	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED HUNEYCUTT 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	AR	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED HUNEYCUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK INVESTMENTS, INC., as of SEPTEMBER 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
NOTARY PUBLIC, STATE OF ARKANSAS
DALLAS COUNTY

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ STATEMENT OF CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

SEPTEMBER 30, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 09/30 , 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052280 FINRA SEP
BENCHMARK INVESTMENTS, INC.
509 MAIN STREET
ARKADELPHIA, AR 71923-6035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TED HUNEYCUTT 870-246-5756

2. A. General Assessment (item 2e from page 2) $600
   B. Less payment made with SIPC-6 filed (exclude interest) (288)
      12/7/12
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 312
   E. Interest computed on late payment (see instruction E) for 8 days at 20% per annum 1
   F. Total assessment balance and interest due (or overpayment carried forward) $313
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $313
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BENCHMARK INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20____.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 2011
and ending 09/30, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $313,726

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. — 22,206

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 51,365

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 73,571

2d. SIPC Net Operating Revenues — $240,155

2e. General Assessment @ .0025 — $600

(to page 1, line 2.A.)

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF BENCHMARK INVESTMENTS, INC. (THE COMPANY) AS OF SEPTEMBER 30, 2012, AND THE RELATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDER'S EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED THAT ARE FILED PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BENCHMARK INVESTMENTS, INC. AS OF SEPTEMBER 30, 2012, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR THEN ENDED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

OUR AUDIT WAS CONDUCTED FOR THE PURPOSE OF FORMING AN OPINION ON THE FINANCIAL STATEMENTS AS A WHOLE. THE SUPPLEMENTARY INFORMATION CONTAINED IN SCHEDULES I AND II REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE FINANCIAL STATEMENTS. SUCH INFORMATION IS THE RESPONSIBILITY OF MANAGEMENT AND WAS DERIVED FROM AND RELATES DIRECTLY TO THE UNDERLYING ACCOUNTING AND OTHER RECORDS USED TO PREPARE THE FINANCIAL STATEMENTS. THE INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE FINANCIAL STATEMENTS AND CERTAIN ADDITIONAL PROCEDURES, INCLUDING COMPARING AND RECONCILING SUCH INFORMATION DIRECTLY TO THE UNDERLYING ACCOUNTING AND OTHER RECORDS USED TO PREPARE THE FINANCIAL STATEMENTS OR TO THE FINANCIAL STATEMENTS THEMSELVES, AND OTHER ADDITIONAL PROCEDURES IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. IN OUR OPINION, THE INFORMATION IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE FINANCIAL STATEMENTS AS A WHOLE.

Robert G. Schichtl II PA
CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
NOVEMBER 26, 2012

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

ASSETS		
CASH	$	6,467
RECEIVABLES - BROKER-DEALERS AND CLEARING HOUSES		26,968
CASH - CLEARING DEPOSITS		60,032
FURNITURE AND FIXTURES, AT COST LESS ACCUMULATED DEPRECIATION OF $13,910		-
OTHER CURRENT ASSETS		300
TOTAL ASSETS	$	93,767

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
ACCOUNTS PAYABLE	$	764
COMMISSIONS PAYABLE		12,021
TOTAL LIABILITIES		12,785
STOCKHOLDER'S EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		1,000
ADDITIONAL PAID - IN CAPITAL		165,244
RETAINED EARNINGS (DEFICIT)		(85,262)
TOTAL STOCKHOLDER'S EQUITY		80,982
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	93,767

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2012

REVENUES	
COMMISSION INCOME	$ 291,327
COMMODITY BROKERAGE FEES	22,206
INTEREST INCOME	198
OTHER INCOME	4,446
TOTAL REVENUES	318,177
EXPENSES	
ADVERTISING	1,456
BANK AND FINANCE CHARGES	1,077
BROKER ERROR EXPENSE	9,704
CLEARING EXPENSES	51,365
COMMISSIONS	136,208
CONSULTING FEES	3,817
DUES AND SUBSCRIPTIONS	1,935
MANAGEMENT FEES	22,975
MISCELLANEOUS EXPENSES	1,048
OFFICE EXPENSE	1,215
PROFESSIONAL FEES	8,726
QUOTE FEES	9,260
REGULATORY FEES	2,652
TAXES & LICENSES	9,883
TRAVEL	18,226
UTILITIES	13,080
OPERATING EXPENSES	292,627
NET INCOME (LOSS)	$ 25,550

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - SEPTEMBER 30, 2011	$ 1,000	$ 165,244	$ (110,812)
NET INCOME (LOSS)	-	-	25,550
BALANCE - SEPTEMBER 30, 2012	$ 1,000	$ 165,244	$ (85,262)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ 25,550
CHANGES IN ASSETS AND LIABILITIES	
CHANGE IN ACCOUNTS RECEIVABLE	(13,898)
CHANGE IN ACCOUNTS PAYABLE	(705)
CHANGE IN OTHER LIABILITIES	(9,949)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	998
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	998
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	65,501
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,499
CASH	$ 6,467
CASH - CLEARING DEPOSITS	60,032
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,499

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2008 THROUGH 2010 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $60,032 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

2. PAYABLE TO BROKER-DEALERS AND CLEARING HOUSES

THE COMPANY IS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES FOR LOSSES THEY SUSTAIN ON THE COMPANY'S CUSTOMER ACCOUNTS. DURING THE YEAR ENDED SEPTEMBER 30, 2012, THE COMPANY WAS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES APPROXIMATELY $9,704 FOR SUCH LOSSES.

3. INCOME TAXES

FOR THE YEAR ENDED SEPTEMBER 30, 2012, INCOME TAX EXPENSE CONSISTED OF THE FOLLOWING:

CURRENT TAXES	$ 4,806
CHANGE IN VALUATION ALLOWANCE	(4,806)
	$ -

THE COMPANY'S DEFERRED TAX ASSET AND VALUATION ALLOWANCE AT SEPTEMBER 30, 2012 WERE AS FOLLOWS:

DEFERRED TAX ASSET - NONCURRENT	$ 19,235
LESS VALUATION ALLOWANCE	(19,235)
	$ -

THE DEFERRED TAX ASSET WAS RECORDED BASED UPON NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL AND STATE OF $74,898 AND $44,785, RESPECTIVELY. REALIZATION OF THE FUTURE TAX BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDANT UPON MANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2022 TO 2031, AND ITS STATE NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2011 TO 2016.

ASC TOPIC 740-10, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES*, PRESCRIBES A RECOGNITION THRESHOLD AND MEASUREMENT ATTRIBUTE FOR FINANCIAL STATEMENT RECOGNITION AND MEASUREMENT OF A TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN. FOR THOSE BENEFITS TO BE RECOGNIZED, A TAX POSITION MUST BE MORE-LIKELY-THAN-NOT TO BE SUSTAINED UPON EXAMINATION BY TAXING AUTHORITIES. FOR THE YEAR ENDED SEPTEMBER 30, 2012, THE COMPANY HAD NO MATERIAL UNCERTAIN TAX POSITIONS TO BE ACCOUNTED FOR IN THE FINANCIAL STATEMENTS. THE COMPANY RECOGNIZES INTEREST AND PENALTIES, IF ANY, RELATED TO UNRECOGNIZED TAX BENEFITS IN INTEREST EXPENSE.

4. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS IS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. DURING THE YEAR ENDED SEPTEMBER 30, 2012, THE COMPANY PAID ALL UTILITIES FOR THE BUILDING IN THE AMOUNT OF $13,080 AND BUILDING REPAIR EXPENSES OF $530.

DURING THE YEAR ENDED SEPTEMBER 30, 2012, THE COMPANY PAID $22,975 TO AN ENTITY OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES.

6. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2012 WAS $66,484 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .19 TO 1.

7. CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY.

8. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2012 STATEMENT OF FINANCIAL CONDITION DATE AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH NOVEMBER 26, 2012, WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2012

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 80,982
TOTAL CAPITAL		80,982
DEDUCT NON-ALLOWABLE ASSETS *		14,498
NET CAPITAL		66,484
* NON-ALLOWABLE ASSETS:		
OTHER ASSETS	$ 300	
COMMODITIES DEPOSIT	5,000	
COMMODITIES RECEIVABLES	9	
OTHER RECEIVABLES	9,189	
	$ 14,498	
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)		$ 852
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 61,484
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS)		$ 65,206
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 12,785
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.19

DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER DEALER'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5, FOCUS REPORT, ARE AS FOLLOWS:

EXCESS NET CAPITAL PER FOCUS REPORT	$ 61,642
ACCOUNTS PAYABLE	(158)
AUDITED COMPUTATION OF EXCESS NET CAPITAL	$ 61,484

SEE INDEPENDENT AUDITORS' REPORT.

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2012

AN EXEMPTION FROM RULE 15c3-3 IS CLAIMED UNDER SECTION (k)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS.

SEE INDEPENDENT AUDITORS' REPORT.

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

IN PLANNING AND PERFORMING OUR AUDIT OF THE FINANCIAL STATEMENTS OF BENCHMARK INVESTMENTS, INC. (THE COMPANY), AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2012, IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA, WE CONSIDERED THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING (INTERNAL CONTROL) AS A BASIS FOR DESIGNING OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING OUR OPINION ON THE FINANCIAL STATEMENTS, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE DO NOT EXPRESS AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL.

ALSO, AS REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION (SEC), WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY INCLUDING CONSIDERATION OF CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES. THIS STUDY INCLUDED TESTS OF SUCH PRACTICES AND PROCEDURES THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5(g) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS (OR AGGREGATE DEBITS) AND NET CAPITAL UNDER RULE 17a-3(a)(11) AND FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3. BECAUSE THE COMPANY DOES NOT CARRY SECURITIES ACCOUNTS FOR CUSTOMERS OR PERFORM CUSTODIAL FUNCTIONS RELATING TO CUSTOMER SECURITIES, WE DID NOT REVIEW THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY IN ANY OF THE FOLLOWING:

1. MAKING QUARTERLY SECURITIES EXAMINATIONS, COUNTS, VERIFICATIONS, AND COMPARISONS AND RECORDATION OF DIFFERENCES REQUIRED BY RULE 17a-13

2. COMPLYING WITH THE REQUIREMENTS FOR PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF FEDERAL RESERVE REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. IN FULFILLING THIS RESPONSIBILITY, ESTIMATES AND JUDGMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF CONTROLS AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SEC'S PREVIOUSLY MENTIONED OBJECTIVES. TWO OF THE OBJECTIVES OF INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE BUT NOT ABSOLUTE ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5(g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERROR OR FRAUD MAY OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF CHANGES IN CONDITIONS OR THAT THE EFFECTIVENESS OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

A *DEFICIENCY IN INTERNAL CONTROL* EXISTS WHEN THE DESIGN OR OPERATION OF A CONTROL DOES NOT ALLOW MANAGEMENT OR EMPLOYEES, IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS, TO PREVENT, OR DETECT AND CORRECT, MISSTATEMENTS ON A TIMELY BASIS. A *SIGNIFICANT DEFICIENCY* IS A DEFICIENCY, OR A COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL THAT IS LESS SEVERE THAN A MATERIAL WEAKNESS, YET IMPORTANT ENOUGH TO MERIT ATTENTION BY THOSE CHARGED WITH GOVERNANCE.

A *MATERIAL WEAKNESS* IS A DEFICIENCY, OR COMBINATION OF DEFICIENCIES, IN INTERNAL CONTROL, SUCH THAT THERE IS A REASONABLE POSSIBILITY THAT A MATERIAL MISSTATEMENT OF THE COMPANY'S FINANCIAL STATEMENTS WILL NOT BE PREVENTED, OR DETECTED AND CORRECTED, ON A TIMELY BASIS.

OUR CONSIDERATION OF INTERNAL CONTROL WAS FOR THE LIMITED PURPOSE DESCRIBED IN THE FIRST AND SECOND PARAGRAPHS AND WOULD NOT NECESSARILY IDENTIFY ALL DEFICIENCIES IN INTERNAL CONTROL THAT MIGHT BE MATERIAL WEAKNESSES. HOWEVER, WE IDENTIFIED CERTAIN DEFICIENCIES IN INTERNAL CONTROL WE CONSIDER TO BE SIGNIFICANT DEFICIENCIES AND COMMUNICATED THEM IN WRITING TO MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE ON NOVEMBER 26, 2012. WE DID NOT IDENTIFY ANY DEFICIENCIES IN INTERNAL CONTROL AND CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES THAT WE CONSIDER TO BE MATERIAL WEAKNESSES, AS DEFINED PREVIOUSLY.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SEC TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND ON OUR STUDY, WE BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES, AS DESCRIBED IN THE SECOND PARAGRAPH OF THIS REPORT, WERE ADEQUATE AT SEPTEMBER 30, 2012, TO MEET THE SEC'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE INFORMATION AND USE OF THE BOARD OF DIRECTORS, MANAGEMENT, THE SEC, THE FINANCIAL INDUSTRY REGULATORY AUTHORITY, AND OTHER REGULATORY AGENCIES THAT RELY ON RULE 17a-5(g) UNDER THE SECURITIES EXCHANGE ACT OF 1934 IN THEIR REGULATION OF REGISTERED BROKERS AND DEALERS, AND IS NOT INTENDED TO BE AND SHOULD NOT BE USED BY ANYONE OTHER THAN THESE SPECIFIED PARTIES.



CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
NOVEMBER 26, 2012